RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Announces New Board Member

VANCOUVER, BC, November 12, 2024 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE:RMES, OTCPINK:RMESF, FSE: I660)  is pleased to announce the appointment of Matt Parent to the Board of Directors.

Matt Parent is a proven entrepreneur with 35+ years of business experience in business strategy, and operations, having founded and successfully developed businesses, including in the transportation and logistics industry.  He has a Bachelor of Commerce Degree from the University of Windsor, and an accounting degree from Athabasca University.  In addition, he has the Canadian Securities Course, his Dealer Representative course from Investment Funds Institute (IFSE) of Canada, and he is enrolled in the Officers, Directors, and Partners course with IFSE.

Caitlin Jeffs, the Company's CEO and President, stated, "I am excited to build our management team and Board with accomplished and experienced people.  Matt has a proven track record of growing companies.  In addition, as a Toronto area resident, he has built a strong network of people in the capital markets and finance industry.  We look forward to growing Red Metal with Matt as we expand and develop our portfolio of clean energy and strategic mineral projects."

The Board of Directors now consists of Caitlin Jeffs, P.Geo., Cody McFarlane, Michael Thompson, P.Geo., Marian Myers, P.Geo., Brian Gusko, MBA, and Matt Parent.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's current portfolio includes the 100% owned Ville Marie claims in Quebec, Canada as well as the Company's Chilean projects which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF and on the Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.